Exhibit 19.1
The Need for an Insider Trading Policy
During your work for Kennametal Inc. or one of its businesses (“Kennametal” or the “Company”), you may have access to highly sensitive and confidential information concerning Kennametal, or other companies with which Kennametal does business. To the extent that this information could have significant financial implications for Kennametal or those other companies, it may affect the trading price of securities of Kennametal or those other companies, which would be considered “material nonpublic information”
Federal securities laws prohibit the purchase or sale of securities if you are aware of material nonpublic information and prohibit the disclosure of material nonpublic information to others who subsequently trade in such securities (called “tipping”). Insider trading violations are pursued vigorously by the Securities and Exchange Commission (the “SEC”) and the Department of Justice and are punished severely. The federal securities laws also impose potential liability on companies and other "controlling persons" if they fail to take reasonable steps to prevent insider trading by company personnel.
Kennametal Inc. has adopted this Insider Trading Policy (sometimes referred to here as the “Policy”) to satisfy Kennametal's obligation to prevent insider trading and to help its personnel avoid severe consequences associated with violations of the insider trading laws. The Policy is also intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with Kennametal (not just so-called insiders).

Scope
This Policy applies to all members of the Board of Directors (“Board Members”), Executive Officers, Corporate Officers and employees of Kennametal and its subsidiaries. Other persons, such as contractors or consultants, who have access to material nonpublic information are also expected to abide by the Policy. In addition, this Policy applies to family members, other members of a person’s household and entities controlled by a person covered by this Policy, as described below. Definitions not otherwise provided below are set forth on Appendix A of this Policy.

Personal Responsibility
While Kennametal has adopted this Policy, you are ultimately responsible for any violation of the securities laws that you (or your family members) commit, including trading while in possession of material nonpublic information, regardless of whether you are a “Covered Person” as defined on Appendix A. Any action or pre-approval of Kennametal or any employee, under this Policy or otherwise, does not constitute legal advice or insulate you from liability under applicable securities laws.

The Consequences
The consequences of an insider trading violation can be severe:
Traders and Tippers. Anyone who is subject to this Policy, or their tippees, who trade on inside information are subject to the penalties as set forth below. This includes anyone who tips inside information to a person who then trades, as the provider of the insider information is subject to the same penalties as the tippee, even if the information provider did not trade and did not profit from the tippee’s trading.
•A civil penalty of up to three times the profit gained or loss avoided;
•A criminal fine of up to $5 million (no matter how small the profit); and
•A jail term of up to twenty years.
Controlling Persons. The Federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel. If Kennametal fails to take appropriate steps to prevent illegal insider trading, it could have liability for trading violations and be subject to the following penalties:
•Civil fines of up to the greater of (i) three times the profit gained or loss avoided and (ii) $1 million, and
•Criminal fines of up to $25 million.
Kennametal’s Board Members, Executive Officers, Corporate Officers and other supervisory personnel are generally considered to be “controlling persons” and could also be personally liable for civil penalties if they fail to take appropriate steps to prevent illegal insider trading.
Company-Imposed Sanctions. An employee's failure to comply with this Policy may subject the employee to disciplinary action, up to and including termination of employment, whether or not the employee's failure to comply results in a violation of law.

Statement of Policy
No Board Member, Executive Officer, Corporate Officer or employee of Kennametal who is aware of material nonpublic information relating to Kennametal may, directly or through family members or other persons or entities, (a) buy or sell securities of Kennametal (other than pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1), or engage in any other action to take personal advantage of that information or (b) pass that information on to related persons, friends or any other third person outside of Kennametal, or to persons inside the Company whose jobs do not require them to have that information. In addition, no Board Member, Executive Officer, Corporate Officer or employee of Kennametal who, in the course of working for Kennametal, learns of material nonpublic information about another company with which Kennametal does business, including a customer or supplier of Kennametal, may, directly or through family members or other persons or entities, (i) trade in that company’s securities or engage in any other action to take personal advantage of that information or (ii) pass that information on to related persons, friends or any other third person outside of Kennametal, or to persons inside the Company whose jobs do not require them to have that information, until the information becomes public or is no longer material.
In addition, all Board Members, Executive Officers and Corporate Officers must “pre-clear” all trading in Kennametal securities in accordance with the procedures described below in “Pre-clearance Notification and Approval.”
Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from the Policy. The securities laws do not recognize such mitigating circumstances and, in any event, even the appearance of an improper transaction must be avoided to preserve Kennametal's reputation for adhering to the highest standards of conduct.
What is “Material” Information? Material information is any information that a reasonable investor would consider important in making a decision to trade in Kennametal securities. Any information that could be expected to affect Kennametal’s stock price, whether it is positive or negative, should be considered material. Some examples of information that are typically regarded as material are:
•Projections of future earnings or losses, or other earnings guidance;
•Earnings information, including reports that are inconsistent with the consensus expectations of the investment community;
•A change in debt ratings;
•A pending or proposed merger, acquisition, exchange or tender offer, divestiture, recapitalization, strategic alliance or licensing arrangement;
•A pending or proposed acquisition or disposition of a significant asset;
•A change in dividend rates or earnings, the declaration of a stock split, calls for redemption, or an offering of additional securities;
•A change in management;
•Development of a significant new product or process;

•Impending bankruptcy or the existence of severe liquidity problems;
•Developments regarding significant litigation or government agency investigations;
•Extraordinary borrowings;
•The gain or loss of a significant customer or supplier;
•Information regarding significant corporate strategic matters; and
•Significant cybersecurity risks and incidents.
When Information is "Public". Information generally becomes available to the public after it has been broadly disclosed by Kennametal or third parties in a press release or other similar public statement, including any filing with the SEC. Once the information is widely disseminated in the marketplace, it is still necessary to allow sufficient time for the investing public to fully absorb the information. As a rule, information should not be considered fully absorbed by the marketplace until 24 hours after the information is released. If, for example, Kennametal were to make a public announcement on a Monday at 9:00 a.m., you should not trade in Kennametal's securities until Tuesday after 9:00 a.m. Depending on the circumstances, Kennametal may determine that a longer period should apply to the release of specific material nonpublic information.
Transactions by Family Members. This Policy also applies to your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Kennametal securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in such securities). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Kennametal's securities.
Twenty-Twenty Hindsight. Remember, anyone scrutinizing your or your family member’s transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

Additional Restrictions Applicable to Covered Persons
In addition to the requirements of this Policy, Covered Persons (defined on Appendix A) are subject to additional restrictions set forth below in “Blackout Periods and Trading Windows.”
Blackout Periods and Trading Windows. Kennametal maintains regular quarterly blackout periods for trading in Kennametal securities. Covered Persons and their family members are prohibited from trading in Kennametal securities during blackout periods (except where specifically authorized by this Policy.) Also, these are periods during which the Office of the General Counsel will not pre-approve or pre-clear requests for trading. Regular blackout periods begin on the day that is 15 days prior to each quarter end and remain in effect until 24 hours after the earnings release is publicly disclosed. During these periods, Covered Persons generally possess or are presumed to possess material nonpublic information about Kennametal’s financial results.

Kennametal may occasionally impose special blackout periods for Covered Persons and others when circumstances arise that justify doing so. If you receive a notice from the Office of the General Counsel informing you of a blackout period, you may not trade in Kennametal securities until you have been notified that the blackout period has been lifted.
Kennametal has established specific trading windows (described below) during which Covered Persons, absent unusual events, or the imposition of a special blackout period, are less likely to be in possession of material, nonpublic information about Kennametal. The trading windows are preceded by Kennametal’s public issuance of its quarterly or annual earnings release.

Period	Blackout Period Begins	Date of Earnings Release	Trading Window Opens	Trading Window Closes
First Quarter (July 1 –Sept. 30)	15 days prior to First Quarter end (September 16)	First week of November (Tuesday)	24 hours after Earnings Release	December 15
Second Quarter (Oct. 1 – Dec. 31)	15 days prior to Second Quarter end (December 16)	First week of February (Tuesday)	24 hours after Earnings Release	March 15
Third Quarter (Jan. 1 –Mar. 31)	15 days prior to Third Quarter end (March 16)	First week of May (Tuesday)	24 hours after Earnings Release	June 15
Annual Release	15 days prior to Fourth Quarter end (June 16)	First week of August (Tuesday)	24 hours after Earnings Release	September 15

Covered Persons are generally permitted to trade in Kennametal securities during a trading window provided, however, that no person may ever trade in Kennametal securities if such person is in possession of material, nonpublic information regarding Kennametal, regardless of whether a trading window is open or a blackout period is in effect. In addition, Kennametal may close any trading window if a special blackout period is imposed and will re-open the trading window once the special blackout period has ended.
Pre-clearance Notification and Approval. For Board Members, Executive Officers and Corporate Officers (defined on Appendix A). Each Executive Officer of Kennametal must request pre-approval by the CEO, the General Counsel, and if applicable, the ELT member to whom he or she reports (or in the case of a Board Member, pre-clearance by the General Counsel), of any proposed transaction (including gifts or donations) involving Kennametal securities prior to initiating such transaction (even during an open trading window). These procedures also apply to transactions by family members. The CEO and the General Counsel must pre-approve and pre-clear all transactions in Kennametal securities by an Executive Officer. The General Counsel must pre-approve and pre-clear all transactions in Kennametal securities by a Board Member. The request for pre-approval and pre-clearance must be in writing and must note the type of transaction, the number or amount of securities involved, and the effect the proposed transaction will have on the stock ownership guidelines applicable to the Officer or Board Member making the request. From time to time, additional pre-clearance measures may also be set forth in separate communications to Board Members and Executive Officers.
Any Corporate Officer of Kennametal must request pre-approval by the ELT member to whom he or she reports and the General Counsel of any proposed transaction (including gifts or donations) involving Kennametal securities prior to initiating such transaction (even during a trading window). These procedures also apply to transactions by family members. The ELT member and the General Counsel must pre-approve and pre-clear all transactions in Kennametal securities. The request for pre-approval and pre-clearance must be in writing and must note the type of transaction, the number or amount of securities involved, and the effect the proposed transaction will have on the stock ownership guidelines applicable to the Corporate Officer making the request.
A grant of permission to trade in Kennametal securities will be in writing and will provide the date such request was approved. A grant of permission will normally remain valid through the applicable open window period. If the transaction does not occur during that open window period, pre-clearance of the transaction must be re-requested.
Pre-clearance is not required for certain purchases and sales of Kennametal securities under a pre-approved trading plan that complies with SEC Rule 10b5-1, under company plans or transactions that do not constitute a purchase or sale, as provided in this Policy. See paragraphs below, “Rule 10b5-1 Plans”, “Transactions Under Company Plans”, “Transactions Not Involving a Purchase or Sale”. With respect to any purchase or sale under an approved Rule 10b5-1 plan, the third-party effecting transactions on behalf of the Board Member, Executive Officer or Corporate Officer should be instructed to send duplicate confirmations of all such transactions to the Office of the General Counsel.

These pre-approval and pre-clearance procedures are intended to assist you in avoiding liability for trading at a time when there may be material corporate developmentsthat have not been publicly disclosed and to ensure that all required filings and other legal requirements relating to the transactions are observed.
Transactions Under Company Plans
Stock Option Exercises.    This Policy applies to any sale of stock as part of a broker assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option. This Policy does not apply to the exercise of a stock option acquired pursuant to the Company’s plans with cash or already owned Company securities, or through a net exercise and the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to pay the exercise price and/or satisfy tax withholding requirements in a manner permitted by the applicable award agreement. You are permitted to exercise stock options and hold corresponding shares acquired during a blackout period, however, sales of shares from exercised options are prohibited during blackout periods under this Policy.

Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. This Policy does apply to any market sale of restricted stock.

401(k) Plan. Kennametal's Insider Trading Policy does not apply to purchases of Kennametal stock in a 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. The Policy does apply, however, to certain elections you may make under the 401(k) plan, including (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to a Kennametal stock fund, (b) an election to make an intra-plan transfer of an existing account balance into or out of a Kennametal stock fund, (c) an election to borrow money against your401(k) plan account if the loan will result in a liquidation of some or your entire Kennametal stock fund balance, and (d) your election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to a Kennametal stock fund.

Dividend Reinvestment Plan. Kennametal's Insider Trading Policy does not apply to purchases of Kennametal stock under Kennametal's dividend reinvestment plan resulting from your reinvestment of dividends paid on Kennametal securities. The Policy does apply, however, to voluntary purchases of Kennametal stock resulting from additional contributions you choose to make to the plan, and to your election to participate in the plan or increase your level of participation in the plan. The Policy also applies to your sale of any Kennametal stock purchased pursuant to the plan.

Transactions Not Involving a Purchase or Sale
Bona fide gifts of securities are not transactions subject to this Policy, unless (1) the person making the gift has reason to believe that the recipient intends to sell the Kennametal securities while the Board Member, Executive Officer, Corporate Officer or employee is aware of material nonpublic information, or (2) the person making the gift is subject to the trading restrictions specified above in “Pre-clearance Notification and Approval” and the sales by the recipient of the Kennametal’s securities occur during a blackout period.

Transactions in mutual funds that are invested in Kennametal securities are not transactions subject to this Policy.

Prohibited Transactions
Kennametal considers it improper and inappropriate for any Board Member, Executive Officer or other Corporate Officer to engage in short-term or speculative transactions in Kennametal's securities. It therefore is Kennametal's policy that all such individuals (including their family members) may not engage in any of the following transactions:

Short-Term Trading. Short-term trading of Kennametal’s securities may be distracting to an individual and cause them to be unduly focused on Kennametal’s short-term stock market performance instead of Kennametal’s long-term business objectives. Kennametal’s Board Members, Executive Officers or Corporate Officers who purchase Kennametal securities in the open market may not sell any Kennametal securities of the same class during the six months following the purchase (or vice versa).

Short Sales. Short sales of Kennametal's securities (sale of securities that the seller does not own) evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller lacks confidence in Kennametal or its short-term prospects. In addition, short sales may reduce the seller's incentive to improve Kennametal's performance. Section 16(c) of the Exchange Act prohibits officers and directors from engaging in short sales.

Publicly Traded Options. Transactions in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy. Short sales arising from certain types of hedging transactions are governed by the paragraph below captioned “Hedging Transactions”.

Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow a seller to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the Board Member, Executive Officer or Corporate Officer to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, such individuals may no longer have the same objectives as Kennametal's other shareholders. Therefore, Board Members, Executive Officers and Corporate Officers are prohibited from engaging in any such transactions without the prior approval and express authorization of the General Counsel.

Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Kennametal securities, Board Members, Executive Officers and other Corporate Officers are prohibited from holding Kennametal securities in a margin account or pledging Kennametal securities as collateral for a loan unless the General Counsel has granted an exception to the individual. An exception to this prohibition may be granted where a person wishes to pledge Kennametal securities as collateral for a loan (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities. Any Board Member, Executive Officer or other Corporate Officer who wishes to pledge Kennametal securities as collateral for a loan must submit a request for approval to the General Counsel prior to the proposed execution of documents evidencing the proposed pledge.

Limited Transactions

Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans discussed below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a Covered Person is in possession of material nonpublic information. Under this Policy, Covered Persons are permitted to place standing or limit orders when the trading window is open (provided the Covered Person otherwise complies with the restrictions and procedures set forth in this Policy); however, any unfulfilled standing or limit orders will terminate upon commencement of a blackout period. For standing or limit orders that are placed pursuant to an approved Rule 10b5-1 Plan, termination of such orders during blackout periods does not apply. Standing orders or limit orders are permitted for non-Covered Persons and such orders by non-Covered Persons should otherwise comply with the restrictions and procedures set forth in this Policy.

Rule 10b5-1 Plans

SEC Rule 10b5-1 provides a defense from insider trading liability under federal securities laws. To be eligible to rely on this defense, a person must enter into a Rule 10b5-1 trading plan for trading in Kennametal securities (a “Rule 10b5-1 Plan”). If the plan meets the requirements of SEC Rule 10b5-1, Kennametal securities may be purchased or sold without regard to certain insider trading restrictions.
To comply with this Policy, a Rule 10b5-1 Plan must be pre-approved by the General Counsel and it must meet the requirements of SEC Rule 10b5-1. In general, a Rule 10b5-1 Plan must be established at a time when the person establishing the plan does not possess material nonpublic information. Once the Rule 10b5-1 Plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The Rule 10b5-1 Plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

Post-Termination Transactions
The Insider Trading Policy continues to apply to your transactions in Kennametal securities even after you have terminated employment. If you are in possession of material nonpublic information when your employment terminates, you may not trade in Kennametal securities until that information has become public or is no longer material. In addition, all former Board Members and Executive Officers (who have been designated “Section 16 officers”) must notify Kennametal of any proposed purchases and/or sales of Kennametal securities for up to six months following such person’s departure from the Company to ensure compliance with Section 16 of the Exchange Act.

Questions and Company Assistance
If you have questions about this Policy or its application to any proposed transaction, you may contact the Office of the General Counsel at 412-248-8309 or michelle.keating@kennametal.com.

Ultimately, the responsibility for adhering to this Policy and avoiding unlawful transactions rests with you.

Appendix A Definitions
As used in this Insider Trading Policy, the terms below (whether or not capitalized in the Insider Trading Policy) have the following meanings:

Covered Persons – collectively, all members of the Board of Directors, Executive Officers, Corporate Officers, ELT members and Designated Persons as defined below.

Board Members – all members of Kennametal’s Board of Directors

Executive Officers – those officers appointed, approved or ratified by Kennametal’s Board of Directors, who are ELT members

Corporate Officers – those officers who are senior leadership level employees (Vice President and/or Managing Director titles) who directly report to an ELT member and who are subject to Kennametal’s stock ownership guidelines

ELT member(s) – a member of Kennametal’s Executive Leadership Team

Designated Persons – includes the following:
oAssistant Officers
oIndividuals reporting directly to the Chief Financial Officer of Kennametal
oIndividuals reporting directly to the General Counsel of Kennametal
oKennametal employees (i) involved in preparing or having knowledge about consolidated financial statements, or (ii) with knowledge of consolidated financial forecasts
oInvestor Relations professionals
oCorporate Communications professionals